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September 28, 2020	Nathan Briggs T +1 202 626 3909 nathan.briggs@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: John Grzeskiewicz

Re:	Artisan Partners Funds, Inc. (Registration Nos. 33-88316 and 811-8932)

Responses to Comments on Preliminary Proxy Statement

Dear Mr. Grzeskiewicz,

I am writing on behalf of Artisan Partners Funds, Inc. (“Artisan Partners Funds”) to respond to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on Artisan Partners Funds’ preliminary proxy statement in respect of Artisan Sustainable Emerging Markets Fund, a series of Artisan Partners Funds (the “Fund”), which was filed on Schedule 14A with the Commission on September 14, 2020 (the “Preliminary Proxy Statement”). Oral comments regarding the Preliminary Proxy Statement were delivered by the Staff via telephone on September 22, 2020. Summaries of your comments and Artisan Partners Funds’ responses are set forth below. Changes noted below will be reflected in the definitive proxy statement, which will be filed on or around the date hereof.

Proxy Statement—Proposal

1.

Comment: The Staff notes that disclosure under the Proposal section, in the fourth paragraph of the subsection titled “Reason for Proposal”, states the following: “This increased investment flexibility to invest a larger portion of its assets in securities of a smaller number of issuers than a diversified fund may, however, make the Fund more susceptible to economic, business, political or other factors affecting the particular issuers in which it invests because larger investments in individual companies will have a greater effect on the Fund’s performance.” Please either set the foregoing disclosure in boldface type or otherwise include it in the Questions and Answers section of the Notice of Special Meeting of Shareholders.

Response: In response to this comment, the above-referenced disclosure has been set in boldface type.

2.

Comment: The Staff notes the proposed removal of the fundamental investment restriction related to the Fund’s “diversified” sub-classification under the Investment Company Act of 1940, as amended. In light of the foregoing proposed change, please include a side-by-side comparison of the current and proposed fundamental investment restrictions.

Response: Artisan Partners Funds respectfully notes that, subject to shareholder approval, the above-referenced fundamental investment restriction with respect to the Fund will be eliminated and will not be replaced with a new or revised fundamental investment restriction. Accordingly, the Fund has not disclosed a new fundamental investment restriction. However, in response to this comment, Artisan Partners Funds has made clarifying changes to disclosure in the subsection titled “Reason for the Proposal” as follows (new language denoted by underline):

Reason for the Proposal

[…]

In addition, the Fund currently has a fundamental investment restriction related to the Fund’s sub-classification as a diversified fund, which states that the Fund may not, with respect to 75% of the Fund’s total assets, purchase securities of an issuer (other than the US Government, its agencies, instrumentalities or authorities or repurchase agreements collateralized by US Government securities and other investment companies), if: (a) such purchase would cause more than 5% of the Fund’s total assets taken at market value at the time of a particular purchase to be invested in the securities of such issuer; or (b) such purchase would result in more than 10%, taken at the time of a particular purchase, of the outstanding voting securities of such issuer being held by the Fund. If the Proposal is approved, such fundamental investment restriction will be eliminated in its entirety. By changing its sub-classification to “non-diversified” and eliminating the related fundamental investment restriction, the Fund would no longer be subject to these restrictions.

[…]

Please do not hesitate to call me at 202-626-3909 if you have any questions or require additional information.

Regards,

/s/ Nathan Briggs

Nathan Briggs